Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2025 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2025	2025	2024	2025
	Audited	Audited	Audited	Audited
Revenue from operations	42,279	40,925	39,315	162,990
Other income, net	1,042	1,190	838	3,600
Total Income	43,321	42,115	40,153	166,590
Expenses
Employee benefit expenses	22,847	22,015	20,934	85,950
Cost of technical sub-contractors	3,497	3,276	3,169	12,937
Travel expenses	516	520	478	1,894
Cost of software packages and others	3,746	3,899	3,455	15,911
Communication expenses	144	147	147	620
Consultancy and professional charges	464	301	445	1,655
Depreciation and amortisation expenses	1,140	1,299	1,149	4,812
Finance cost	105	102	105	416
Other expenses	1,122	893	1,250	4,787
Total expenses	33,581	32,452	31,132	128,982
Profit before tax	9,740	9,663	9,021	37,608
Tax expense:
Current tax	3,053	2,784	2,998	12,130
Deferred tax	(237)	(159)	(351)	(1,272)
Profit for the period	6,924	7,038	6,374	26,750

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(70)	(145)	20	(92)
Equity instruments through other comprehensive income, net	35	29	14	19

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	6	(56)	(3)	(24)
Exchange differences on translation of foreign operations	1,019	384	(104)	357
Fair value changes on investments, net	123	63	40	199
Total other comprehensive income/(loss), net of tax	1,113	275	(33)	459

Total comprehensive income for the period	8,037	7,313	6,341	27,209

Profit attributable to:
Owners of the company	6,921	7,033	6,368	26,713
Non-controlling interests	3	5	6	37
	6,924	7,038	6,374	26,750

Total comprehensive income attributable to:
Owners of the company	8,024	7,304	6,337	27,167
Non-controlling interests	13	9	4	42
	8,037	7,313	6,341	27,209
Paid up share capital (par value 5/- each, fully paid)	2,074	2,073	2,072	2,073
Other equity *#	93,745	93,745	86,045	93,745

Earnings per equity share (par value 5/- each)**
Basic (in per share)	16.70	16.98	15.38	64.50
Diluted (in per share)	16.68	16.94	15.35	64.34

*	Balances for the quarter ended June 30, 2025 and June 30, 2024 represent balances as per the audited Balance Sheet for the year ended March 31, 2025 and March 31, 2024, respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended June 30, 2025, quarter ended March 31, 2025 and quarter ended June 30, 2024

#	Excludes non-controlling interest

a)	The audited interim condensed consolidated financial statements for the quarter ended June 30, 2025 have been taken on record by the Board of Directors at its meeting held on July 23, 2025. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	On April 30, 2025, Infosys Nova Holdings LLC acquired 100% partnership interests in MRE Consulting Ltd, a leading Energy and business consulting services company, headquartered in USA, for a consideration including earnouts amounting up to $36 million (306 crore).

c)	On April 30, 2025, Infosys Singapore Pte Ltd. acquired 100% voting interests in The Missing Link Security Pty. Ltd., The Missing Link Security Limited and The Missing Link Automation Pty. Ltd. (collectively known as "The Missing Link"), a leading Cybersecurity service provider headquartered in Australia, for a consideration including earnouts amounting up to AUD 93 million (505 crore).

d)	The U.S. Department of Justice (“DOJ”) is conducting an investigation regarding how the Company classified certain H-1B visa-recipient employees working for one of its clients in immigration documents filed with certain U.S. government authorities. The Company is engaged in discussions with the DOJ regarding its ongoing investigation and has commenced its own inquiry regarding the matter. At this stage, the Company is unable to predict the outcome of this matter, including whether such outcome could have a material adverse effect on the Company’s business and results of operations.

2. Information on dividends for the quarter ended June 30, 2025

For financial year 2025, the Board recommended a final dividend of 22/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 25, 2025 and paid on June 30, 2025.

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2025	2025	2024	2025
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	21.00
Final dividend	–	22.00	–	22.00

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2025	2025	2024	2025
Revenue by business segment
Financial Services (1)	11,796	11,614	10,816	45,175
Manufacturing	6,804	6,527	5,778	25,207
Energy, Utilities, Resources and Services	5,742	5,308	5,220	21,710
Retail (2)	5,651	5,440	5,428	22,059
Communication (3)	5,097	4,798	4,744	19,108
Hi-Tech	3,296	3,397	3,147	13,090
Life Sciences (4)	2,745	2,765	2,866	11,831
All other segments (5)	1,148	1,076	1,316	4,810
Total	42,279	40,925	39,315	162,990
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	42,279	40,925	39,315	162,990
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,973	2,948	2,612	11,099
Manufacturing	1,416	1,196	1,006	4,856
Energy, Utilities, Resources and Services	1,437	1,577	1,557	6,097
Retail (2)	1,691	1,640	1,751	7,133
Communication (3)	880	836	796	3,341
Hi-Tech	768	795	814	3,220
Life Sciences (4)	554	617	611	2,663
All other segments (5)	224	265	290	827
Total	9,943	9,874	9,437	39,236
Less: Other Unallocable expenditure	1,140	1,299	1,149	4,812
Add: Unallocable other income	1,042	1,190	838	3,600
Less: Finance cost	105	102	105	416
Profit before tax and non-controlling interests	9,740	9,663	9,021	37,608

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2025	2025	2024	2025
Revenue from operations	35,275	34,136	33,283	136,592
Profit before tax	8,660	9,061	8,128	35,441
Profit for the period	6,114	6,628	5,768	25,568

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the stock exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited
Bengaluru, India July 23, 2025	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2025, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2025	2025	2024	2025
	Audited	Audited	Audited	Audited
Revenues	4,941	4,730	4,714	19,277
Cost of sales	3,416	3,302	3,259	13,405
Gross profit	1,525	1,428	1,455	5,872
Operating expenses	497	436	461	1,801
Operating profit	1,028	992	994	4,071
Other income, net	122	137	101	425
Finance cost	12	12	13	49
Profit before income taxes	1,138	1,117	1,082	4,447
Income tax expense	329	303	318	1,285
Net profit	809	814	764	3,162
Earnings per equity share *
Basic	0.20	0.20	0.18	0.76
Diluted	0.19	0.20	0.18	0.76
Total assets	17,447	17,419	17,270	17,419
Cash and cash equivalents and current investments	4,089	4,321	3,022	4,321

*	EPS is not annualized for the quarter ended June 30, 2025, quarter ended March 31, 2025 and quarter ended June 30, 2024.

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, and the McCamish cybersecurity incident are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the outcome of pending litigation, the amount of any additional costs resulting directly or indirectly from the McCamish cybersecurity incident, and the outcome of the government investigation. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.